510 Burrard St, 3rd Floor

Date: 20/02/2012

Vancouver BC, V6C 3B9

www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: AURIZON MINES LTD.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :

Annual General Meeting

Record Date for Notice of Meeting :

05/04/2012

Record Date for Voting (if applicable) :

05/04/2012

Beneficial Ownership Determination Date :

05/04/2012

Meeting Date :

10/05/2012

Computershare Investor Services Inc.,

Meeting Location (if available) :

Main Boardroom

3rd Floor, 510 Burrard Street,

Vancouver, British Columbia

Voting Security Details:

Description

CUSIP Number

ISIN

COMMON

05155P106

CA05155P1062

Sincerely,

Computershare Trust Company of Canada /

Computershare Investor Services Inc.

Agent for AURIZON MINES LTD.